Exhibit 99.1

OKYO Pharma to Participate in a Fireside Chat at Piper Sandler 2026 Virtual Ophthalmology Symposium

London and New York, NY, July 7, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced participation at the Piper Sandler Virtual Ophthalmology Symposium being held on Thursday, July 9, 2026.

Details of the event are as follows:

Presenters: Robert J. Dempsey, Chief Executive Officer, Flavio Mantelli MD, PhD, Chief Medical Officer

Date/Time: Thursday, July 9 at 8:30 AM ET

Moderator: Biren Amin, Managing Director, Healthcare Equity Research, Piper Sandler & Co.

Location: Virtual

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com